MOON ✆ PLASTER
ATTORNEYS AT LAW, L.L.P.
1705 N. JEFFERSON
SPRINGFIELD, MO 65803

ATTORNEYS:

FRED CHARLES MOON
RAYMOND I. PLASTER

TELEPHONE:
(417) 862-3704

FACSIMILE:
(417) 862-1936

August 14, 2001

Colonial Trust Company
c/o John K. Johnson
via Express Mail
5336 N. 19th Street
Phoenix, Arizona 85015

Re: Stevens Financial Group Investors'
       Claim Against Colonial Trust Company

Dear Mr. Johnson:

As you are aware, I represent the Official Committee of Investor Creditors in the Chapter 11 Case of Stevens Financial Group, Inc. ("SFG"), a case pending in the United States Bankruptcy Court for the District of Arizona. As you are further aware, Colonial Trust Company has occupied the position of trustee under Trust Indenture Agreements dated July 1, 1995, March 10, 1997, October, 19, 1998, October 18, 1999, April 18, 2000 and June 8, 2000 in connection with a series of offerings SFG made to the investors.

SFG issued to investors Collateralized Time Certificates or Fixed Rate Investments from 1995 through 2000. There were 10 series of offerings made primarily to Missouri residents during this time frame. To date, Series Two, Three, and Five through 10 still have investors' claims for principal and interest left unpaid.

On March 19, 2001 SFG sought protection from its creditors by filing its petition in bankruptcy. The claims due the investors for these eight remaining series total as of March 19 $63,831,717.82 in outstanding principal and $13,455,484.96 in accrued interest, or a total outstanding obligation of $77,287,202.78.

Each Indenture Trust Agreement provides that SFG grants to the Trustee, for the benefit of the investors, a security interest in all of SFG's property. Each of the Trust Agreements further provide that there is to be a certain collateral base for each series of offerings. Series Two, Three and Five required SFG to maintain a 120% collateral ratio to outstanding security holders' investment at any given time. The remaining Series require 100% collateralization.

As of the date of the filing of SFG's petition in bankruptcy, it became readily apparent that Colonial Trust Company did not diligently perform its duties under each of the Trust Indentures. In fact, it is apparent that Colonial Trust Company made certain errors and omissions in its duties, the following of which is a nonexclusive list, *to wit*:

1.   Colonial Trust Company did not perfect its security interest in the investors' collateral correctly;

2.   Colonial Trust Company did not assure that proper collateralization ratios were maintained;

3.   Colonial Trust Company did not require documentation be given it to assure that it was proper for the investors' collateral to be released to SFG;

4.   Colonial Trust company erred or omitted ascertaining pertinent facts regarding the financial health of SFG; and,

5.   Colonial Trust Company failed to provide annual reports to the investors required by 15 U.S.C. §77mmm which would have alerted them of the actual financial health of SFG.

It is believed that once discovery commences many other errors and ommissions will be revealed.

All of the forgoing errors and omissions materially affected the investors. On July 30, 2001 the Chapter 11 Operating Trustee, Mr. Vernon Schweigert, filed his operating report for the month of June. Enclosed is a copy of the operating report. As you will see Mr. Schweigert, based upon his investigation into the financial affairs of SFG, wrote down the value of all of SFG's assets from $77,879,679.84 to $16,406,669.89, a decrease of $61,473,009.95. Thus, assuming $16,406,669.89 could be garnered for the remaining assets without deduction for costs, fees and expenses, the investors would be paid approximately 21.2% of their claim, leaving a deficiency of over $61 Million,

John K. Johnson
August 14, 2001
Page 3

which, due to the failure to properly perfect the security interest, will be paid pro rata with the other unsecured creditors and only after payment of administrative and priority claims.

The Committee believes that it is in a position to commence suit against Colonial Trust Company based on the facts outlined above. Prior to the commencement of that suit, I would appreciate your giving this letter to your insurance carrier, if any, and have them contact me regarding this matter. Please have your carrier contact me within the next seven days. Thank you.

Very truly yours,



Raymond I. Plaster

RIP/mec

cc: Official Investors' Committee
     Vernon Schweigert
     Jim Cross
     John M. Welch

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF ARIZONA

In re:)

STEVENS FINANCIAL   )
   GROUP, INC.   )

)

)

)

Debtor(s)   )

)

CASE NO. _____ 01-03105-ECF-RTB _____

BUSINESS AND INDUSTRY
MONTHLY OPERATING REPORT

MONTH OF _____ Jun-01 _____

DATE PETITION FILED: _____ March 19, 2001 _____

TAX PAYER ID NO. _____ 43-1647559 _____

Nature of Debtor's Business: _____ Consumer Loan Finance Company _____

DATE DISCLOSURE STATEMENT: FILED _____   TO BE FILED   Anticipated within exclusivity period

DATE PLAN OF REORGANIZATION: FILED _____   TO BE FILED   Anticipated within exclusivity period

I CERTIFY UNDER PENALTY OR PERJURY THAT THE FOLLOWING MONTHLY OPERATING REPORT AND THE ACCOMPANYING ATTACHMENTS ARE TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE.

RESPONSIBLE PARTY:

_____	TRUSTEE
ORIGINAL SIGNATURE OF RESPONSIBLE PARTY	TITLE
VERN S. SCHWEIGERT	
PRINTED NAME OF RESPONSIBLE PARTY	DATE

PREPARER

_____	AUTHORIZED REPRESENTATIVE
ORIGINAL SIGNATURE OF PREPARER	TITLE
RENEE JENKINS	
PRINTED NAME OF PREPARER	DATE

PERSON TO CONTACT REGARDING THIS REPORT: _____ RENEE JENKINS _____

PHONE NUMBER: ___ (602)604-0878 OR (602)720-5983 ___

ADDRESS: ___ 1121 E. MISSOURI AVE STE 100 ___
PHOENIX, AZ 85014

ORIGINAL OF REPORT IS FILED WITH THE COURT, COPY IS FILED WITH U.S. TRUSTEE'S OFICE BUSS-1 11/1/96

CASE NUMBER: 01-03105-ECF-RTB

June 2001

STEVENS FINANCIAL GROUP, INC.

RECEIPTS AND DISBURSEMENTS

	BANK ACCOUNTS													
	B OF A - OPEI	NBA -OPER	OPERATING	PETTY CASH	DEALER	PAYROLL	TC INTEREST	PAYROLL	PAYROLL	ESCROW 1	ESCROW 2	PAYROLL	WF CLEARIN	TOTAL
	# 3755504395		# 1208150934		# 1208150942	# 1208150926	# 1108160482	BANK OF AM	NBA	# 1108160474	# 1108163511	# 108620379	# 818942104	
CASH AND BANK BALANCE - BEGINNING OF MONTH	216,319	20,031	56,037	2,500	16,814	6,451	5,313	100	1,544	2,528	2,528	2,000	-	332,165
RECEIPTS														
CASH SALES														-
ACCOUNTS RECEIVABLE-PREPETITION	218,758	38,944			103									257,805
ACCOUNTS RECEIVABLE-POSTPETITION														-
LOANS AND ADVANCES														-
SALE OF ASSETS														-
TRANSFERS IN FROM OTHER ACCOUNTS		250,000		1,767					110,441					362,208
CANADA RECEIPTS	100,000													100,000
COBRA PAYMENTS														-
MARKETING FEE INCOME													6,047	6,047
REIMBURSED FOR EXPENSES FROM SNB														-
OTHER (ATTACH LIST)														-
INTEREST										7	7			14
TOTAL RECEIPTS	318,758	288,944	-	1,767	103	-	-	-	110,441	7	7	-	6,047	726,074
DISBURSEMENTS														
BUSINESS - ORDINARY OPERATIONS		(65,865)		(1,767)										(67,632)
CAPITAL IMPROVEMENTS														-
PRE-PETITION DEBT														-
TRANSFERS TO OTHER DIP ACCOUNTS	(266,065)	(96,144)												(362,208)
BENEFITS		(17,281)												(17,281)
PAYMENTS TO SUSAN SINCLAIR														-
OTHER (ATTACH LIST)														-
PAYROLL & PAYROLL TAXES									(105,468)					(105,468)
BANK FEES	(391)	(50)					(15)	(28)						(484)
REORGANIZATION EXPENSES:														-
ATTORNEY FEES														-
ACCOUNTANT FEES														-
OTHER PROFESSIONAL FEES		(35,645)												(35,645)
U.S. TRUSTEE QUARTERLY FEE														-
COURT COSTS														-
TOTAL DISBURSEMENTS	(266,455)	(214,984)	-	(1,767)	-	-	(15)	(28)	(105,468)	-	-	-	-	(588,718)
CASH AND BANK BALANCE - END OF MO	268,622	93,991	56,037	2,500	16,917	6,451	5,298	72	6,517	2,535	2,535	2,000	6,047	469,521

DISBURSEMENTS FOR CALCULATING QUARTERLY FEES:	
TOTAL DISBURSEMENTS FROM ABOVE	(588,718)
LESS: TRANSFERS OUT TO OTHER DIP ACCOUNTS	362,208
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. PAYMENTS FROM ESCROW OR 2-PARTY CHECKS)	
TOTAL DISBURSEMENTS FOR CALCULATING QUARTERLY FEES:	(226,509)

STEVENS FINANCIAL GROUP, INC. 01-03105-ECF-RTB
COMPARATIVE BALANCE SHEET

ASSETS	June 30, 2001	May 31, 2001
Cash	469,521.98	332,163.97
Restricted Cash	1,177,893.09	4,653,144.80
Total Cash	1,647,415.07	4,985,308.77
Accounts Receivable - Related Parties	869,461.28	985,900.00
Accrued Interest - Finance Receivables	302,153.18	308,806.65
Accrued Interest - Notes Receivable	-	2,778,254.53
Accrued Interest - Intercompany Receivables	-	-
Prepaid Expenses and Other Assets	140,771.33	67,924.38
Finance Receivables	18,896,830.59	18,555,965.63
Allowance for Credit Loss	(15,388,867.85)	(349,317.57)
Net Finance Receivables	3,507,962.74	18,206,648.06
Finance Receivables - Security for Notes Payable	1,723,387.41	-
Allowance for Credit Loss	(886,141.88)	-
Net Finance Receivables - Encumbered	837,245.53	-
Notes Receivable - Related Parties	657,612.16	18,445,890.01
Total Current Assets	7,962,621.29	45,778,732.40
Total Fixed Assets Net of Amortization	4,501,765.32	10,781,642.17
Other Long Term Assets		
Misc Notes Receivable	700,712.56	761,038.56
Investment in Affiliates - Sinclair Credit Group, Inc.	3,241,570.72	3,425,409.94
Deferred Offering Costs	-	908,053.76
Total Other Long Term Assets	3,942,283.28	5,094,502.26
Other Assets		
Acquisition Intangibles	-	17,352,730.40
Accum Amort - Intangibles	-	(1,127,927.39)
Total Other Assets	-	16,224,803.01
TOTAL ASSETS	16,406,669.89	77,879,679.84

STEVENS FINANCIAL GROUP, INC. 01-03105-ECF-RTB
COMPARATIVE BALANCE SHEET

LIABILITIES & EQUITY	June 30, 2001	May 31, 2001
Liabilities Not Subject to Compromise		
Accounts Payable - Post Petition	113,532.30	92,455.74
Accrued Expenses - Post Petition	708,041.65	23,375.69
Interest Costs - Financings	75,443.51	8,947.28
Interest Costs - Mortgage	59,616.29	8,628.08
Notes Payable - Mortgage	1,619,270.42	1,619,270.42
Note Payable - Financings	1,928,400.73	1,928,631.62
Total Liabilities Not Subject to Compromise	4,504,304.90	3,681,308.83
Liabilities Subject to Compromise		
Accounts Payable and Accrued Expense - Pre Petition	622,976.52	581,800.55
Time Certificates Payable	64,536,291.85	64,524,654.94
Time Certificate Interest Payable	14,262,308.46	14,881,059.51
Total Liabilities Subject to Compromise	79,421,576.83	79,987,515.00
Total Liabilities	83,925,881.73	83,668,823.83
PrePetition Owner's Equity	(3,836,674.40)	(3,836,674.40)
PostPetition Profit (Loss)	(63,682,537.44)	(1,952,469.59)
TOTAL LIABILITIES & EQUITY	16,406,669.89	77,879,679.84

(A) Consolidated results presented here include Stevens Management Services, Inc. which has not filed Chapter 11. Not included herein is Sinclair Credit Group, Inc., the wholly owned Canadian subsidiary.

(B) These amounts represent the most accurate amounts available as of the statement date.

STEVENS FINANCIAL GROUP, INC. 01-03105-ECF-RTB
STATEMENT OF OPERATIONS
JUNE 30, 2001

	Month Ended June 30, 2001	Year Ended June 30, 2001
INCOME		
Gross Revenues	(2,401,308.47)	(1,950,163.58)
Cost of Goods Sold		
Interest Expense	(477,323.93)	464,508.04
Servicing Fees	8,703.45	(145,460.55)
Bad Debt Expense	16,331,583.84	16,584,536.54
Total Cost of Goods Sold	15,862,963.36	16,903,584.03
Gross Profit	(18,264,271.83)	(18,853,747.61)
EXPENSES		
Officers/Insiders Salaries	23,125.00	77,903.99
Wage/Salary - Clerical	10,875.28	155,498.72
Wage/Salary - Administrative	-	229,572.46
Prof Fees - Trustee Fees	150.56	10,733.13
Employee Benefits - Other	772.19	1,468.74
FICA Employers Expense	61,760.87	88,357.32
Medicare Employers Expense	1,417.94	7,638.09
FUTA Eexpense	135.51	1,223.61
SUTA Expense	304.93	4,753.52
Workmens Comp	384.75	1,416.06
Health & Welfare Benefits	11,426.92	69,199.12
Total Payroll / Benefits	110,353.95	647,764.76
General / Administrative Expenses		
Storage Rent	1,425.00	4,723.55
Insurance Exp -Liab	204.80	1,398.57
Insurance Exp -Genliab	706.25	2,381.66
Insurance - Collateral	(17,697.45)	-
Advertising -Newspaper	-	1,578.96
Advertising - Other	(2,343.53)	917.22
Professional Fees- Sfc Auto Rec	438.26	1,922.69
Collecting And Servicing Legal	2,373.89	10,656.99
Casual Labor	-	165.00
Prof Fees - Legal	84,158.37	135,097.37
Prof Fees - Credit Rpt	496.68	1,026.54
Prof Fees - Accounting	-	775.00
Professional Fees- Series 10	7,154.77	31,388.67
Prof Fee -Re Loan Comm	14.56	63.88
Prof Fees-Series Nine	13,076.73	58,873.61
Prof Fee -Collect Serv - Other	16,666.66	25,872.62
Professional Fee - Misc	2,202.14	16,123.23
Prof Fee - Consulting	51,180.20	145,532.80
Property Tax Expense	23,476.37	25,993.97
Licenses & Permits	889.52	3,197.80
Taxes - Other	29.89	1,245.60
Telephone -Regular Svc	3,057.87	11,060.92
Telephone - Long Dist	2,279.58	3,154.19
Telephone - Mobile	490.78	1,923.72

3.c

Telephone -Paging Sys	-	286.85
Travel - Tickets	-	6,320.29
Travel - Rooms	2,837.01	6,401.03

STEVENS FINANCIAL GROUP, INC. 01-03105-ECF-RTB
STATEMENT OF OPERATIONS
JUNE 30, 2001

	Month Ended June 30, 2001	Year Ended June 30, 2001
Travel -Meals	839.30	1,502.29
Travel - Misc Auto	90.00	1,504.17
Travel -Mileage	475.23	1,029.85
Supplies - Computer	285.33	358.12
Supplies - Admin	(5,998.17)	(4,405.71)
Supplies - Operational	158.39	(1,462.27)
Postage -Us Mail	2,003.90	3,632.48
Postage Federal Exp	(6,949.59)	(5,853.33)
Total General / Administrative Expenses	184,022.74	494,388.33
Other Expenses		
Repo Expense	1,425.00	3,301.63
Electricity	6,780.62	11,968.16
Refuse Collection	76.83	416.08
Leased Equipment	(7,346.79)	3,794.85
Beverages	649.01	963.12
Dues & Subscriptions	(285.74)	1,181.95
Subscriptions & Supplies -Legal	(450.27)	-
Consulting Expense	-	(40,651.74)
Repairs & Maint - Bldg	3,131.67	5,281.44
Repairs & Maint -Equip	(303.50)	378.38
Repairs & Maint - Auto	-	(0.87)
Bank Charges	482.66	994.76
Misc Expense	(20.65)	(65.41)
SNB Other Expenses	5,000.00	(6,046.53)
Other Expenses	9,138.84	(18,484.18)
Reorganization Costs		
Trustee Fees	81,803.28	81,803.28
U.S. Trustee Fees	3,750.00	3,750.00
Accounting Fees	173,990.14	173,990.14
Attorney Fees	417,000.00	417,000.00
Investor Relation Fees	5,392.91	5,392.91
Misc Fees	6,550.00	6,550.00
Total Reorganization Costs	688,486.33	688,486.33
Depreciation/Amortization	147,391.78	690,232.21
Total Expense	1,139,393.64	2,502,387.45
NET ORDINARY INCOME BEFORE INCOME TAXES	(19,403,665.47)	(21,356,135.06)
Non Recurring Items (A)	(42,326,402.38)	(42,326,402.38)
NET INCOME BEFORE INCOME TAXES	(61,730,067.85)	(63,682,537.44)

3.d

(A) Detail of Non-Recurring Items since filing date:

Loss on sale of house held for resale	45,586.00	45,586.00
Loss on sale of contracts to Stevens Funding Corp	83,839.22	83,839.22
Loss on land and building (adjustment to appraised value)	2,620,863.66	2,620,863.66

STEVENS FINANCIAL GROUP, INC. 01-03105-ECF-RTB
STATEMENT OF OPERATIONS
JUNE 30, 2001

	Month Ended June 30, 2001	Year Ended June 30, 2001
Loss of restricted cash held by First Financial Trust Co.	1,485,361.17	1,485,361.17
Loss on intangibles	18,646,476.26	18,646,476.26
Loss on intercompany receivables	7,181,757.87	7,181,757.87
Loss on notes receivables	4,887,798.66	4,887,798.66
Loss on loan system writedown	3,006,364.72	3,006,364.72
Loss of Deferred Offering Costs	868,355.12	868,355.12
Loss on reversal of CFV transaction	3,500,000.00	3,500,000.00
	42,326,402.68	42,326,402.68

3.e

Total
Since Filing

(1,950,163.58)

464,508.04
(145,460.55)
16,584,536.54
16,903,584.03

(18,853,747.61)

77,903.99
155,498.72
229,572.46
10,733.13
1,468.74
88,357.32
7,638.09
1,223.61
4,753.52
1,416.06
69,199.12
647,764.76

4,723.55
1,398.57
2,381.66
-
1,578.96
917.22
1,922.69
10,656.99
165.00
135,097.37
1,026.54
775.00
31,388.67
63.88
58,873.61
25,872.62
16,123.23
145,532.80
25,993.97
3,197.80
1,245.60
11,060.92
3,154.19
1,923.72

286.85
6,320.29
6,401.03

Total
Since Filing
1,502.29
1,504.17
1,029.85
358.12
(4,405.71)
(1,462.27)
3,632.48
(5,853.33)
494,388.33
3,301.63
11,968.16
416.08
3,794.85
963.12
1,181.95
-
(40,651.74)
5,281.44
378.38
(0.87)
994.76
(65.41)
(6,046.53)
(18,484.18)
81,803.28
3,750.00
173,990.14
417,000.00
5,392.91
6,550.00
688,486.33
690,232.21
2,502,387.45
(21,356,135.06)
(42,326,402.38)
(63,682,537.44)
45,586.00
83,839.22
2,620,863.66

Total Since Filing
1,485,361.17
18,646,476.26
7,181,757.87
4,887,798.66
3,006,364.72
868,355.12
3,500,000.00
42,326,402.68

STEVENS FINANCIAL GROUP, INC. 01-03105-ECF-RTB
STATUS OF ASSETS
JUNE 30, 2001

FINANCE RECEIVABLES AGING
As of June 30, 2001

	0-30	31-60	61+	Total
Finance Receivables	3,070,422.16	619,241.82	16,930,554.02	20,620,218.00
Less Reserve for Bad Debt				(16,275,009.73)
Net Finance Receivables				4,345,208.27

DUE FROM INSIDERS - INTERCOMPANY
As of June 30, 2001

	Principal	Accrued Interest	Total Due
Accounts Receivables - Related Parties			
Sinclair National Bank A/R	26,511.28	-	26,511.28
Damian Sinclair A/R	350,000.00	-	350,000.00
PR Edge A/R	492,950.00	-	492,950.00
	869,461.28	-	869,461.28
Notes Receivable - Related Parties			
Damian Sinclair/Sinclair National Bank	150,000.00	-	150,000.00
Edge Financial Note Receivable	215,000.00	-	215,000.00
PR Edge Credit Line (Revolver)	292,612.16	-	292,612.16
	657,612.16	-	657,612.16
Investments in Affiliates			
Due to/(from) Sinclair Credit Group	2,645,513.31	596,057.41	3,241,570.72
	2,645,513.31	596,057.41	3,241,570.72
Total Due from Insiders and Affiliates	4,172,586.75	596,057.41	4,768,644.16

STEVENS FINANCIAL GROUP, INC.
FIXED ASSETS
JUNE 30, 2001   CASE NUMBER 01-03105-ECF-RTB

FIXED ASSETS	SCHEDULED AMOUNT	ADDITIONS	DELETIONS / WriteDowns	CURRENT AMOUNT
LAND	2,198,000.00		-1,273,000.00	925,000.00
BUILDINGS/PLANT	4,622,938.98	0	0.00	4,622,938.98
ACCUM DEPR	-200,075.32	0	-1,347,863.66	-1,547,938.98
NET BUILDINGS	4,422,863.66	0.00	-1,347,863.66	3,075,000.00
EQUIPMENT	630,807.73	0	0.00	630,807.73
ACCUM DEPR	-157,864.37	0	0.00	-157,864.37
NET EQUIPMENT	472,943.36	0	0.00	472,943.36
AUTOS/VEHICLES	43,780.00	0	0.00	43,780.00
ACCUM DEPR	-14,958.04	0	0.00	-14,958.04
NET AUTOS	28,821.96	0	0.00	28,821.96
Total	7,122,628.98	0.00	-2,620,863.66	4,501,765.32

Deletions shown above are for write down to lower of cost or market the land and buildings included in the
Scheduled Amount column.

CASE NUMBER: 01-01-03105-ECF-RTB

STEVENS FINANCIAL GROUP, INC.

JUNE 2001

STATUS OF LIABILITIES AND SENSITIVE PAYMENTS

POSTPETITION UNPAID OBLIGATIONS	TOTAL	0-30	31-60	61-90	91+
ACCOUNTS PAYABLE (6a)	113,532.30	100,104.75	13,374.48	53.07	
TAXES PAYABLE	21,416.32	21,416.32			
NOTES PAYABLE	-				
PROFESSIONAL FEES	-				
SECURED DEBT	-				
Accr. PROPERTY TAXES	17,156.01	17,156.01			
Accr. EXPENSES (6b)	669,469.32	569,469.32	100,000.00		
TOTAL POST-PETITION LIABILITIES	821,573.95	708,146.40	113,374.48	53.07	0

*** DEBTORS MUST ATTACH AN AGED LISTING OF ACCOUNTS PAYABLE**

PAYMENTS TO INSIDERS AND PROFESSIONALS

OF THE TOTAL DISBURSEMENTS SHOWN FOR THE MONTH, LIST THE AMOUNT PAID TO INSIDERS (RELATIVES OF THE DEBTORS OR PERSONS IN CONTROL) AND TO PROFESSIONALS (ATTORNEYS, ACCOUNTANTS, ETC.) FOR PAYMENTS TO INSIDERS, IDENTIFY THE TYPE OF COMPENSATION PAID (e.g., SALARY, COMMISSIONS, INSURANCE, HOUSING ALLOWANCE, TRAVEL, ETC.). ATTACH ADDITIONAL SHEETS IF NECESSARY.

INSIDERS

NAME	REASON FOR PAYMENT	AMOUNT PAID THIS MONTH	TOTAL PAID TO DATE
Clarence W. Stevens, Jr.	Payroll/Contract	16,059.50	75,719.15
Patrick J. Robarge	Payroll/Contract	9,571.20	35,617.57
Scott Pope	Payroll	-	13,182.44
TOTAL PAYMENTS TO INSIDERS		25,630.70	124,519.16

PROFESSIONALS

NAME	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID	TOTAL PAID TO DATE	TOTAL INCURRED & UNPAID
BILTMORE & ASSOCIATES			21,012.80	31,595.37	58,101.48
RENEE JENKINS					23,990.14
DEACY & DEACY					10,000.00
STOLAR PARTNERSHIP-BANK					5,000.00
STOLAR PARTNERSHIP-ABS					10,000.00
OSBORN MALEDON					146,000.00
PLASTER & MOON					66,000.00
MCA					150,000.00
QUARLES & BRADY					200,000.00
TOTAL	0.00	0.00	21,012.80	31,595.37	669,091.62

STEVENS FINANCIAL GROUP, INC. Case # 01-03105-ECF-RTB
ACCOUNTS PAYABLE AGING REPORT
AS OF JUNE 30, 2001

Vendor ID / Name ALLTEL	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	136.22	235.64	-	-	-	371.86
	36.63%	63.37%	0.00%	0.00%	0.00%	
Net Balance Due						371.86

Vendor ID / Name AMERICAN CREDIT COUNSELORS	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	4.05	10.65	-	-	-	14.70
	27.55%	72.45%	0.00%	0.00%	0.00%	
Net Balance Due						14.70

Vendor ID / Name BETTER BUSINESS BUREAU	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	350.00		-	-	350.00
	0.00%	100.00%	0.00%	0.00%	0.00%	
Net Balance Due						350.00

Vendor ID / Name BURNS, O'GORMAN, BLACK & WEYLAND	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	538.80	1,425.31	-	-	-	1,964.11
	27.43%	72.57%	0.00%	0.00%	0.00%	
Net Balance Due						1,964.11

Vendor ID / Name CCCS	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	36.04	22.50	15.99	-	74.53
	0.00%	48.36%	30.19%	21.45%	0.00%	
Net Balance Due						74.53

Vendor ID / Name CHRISTIAN FINANCIAL ADVISORS	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	-	4.35	-	-	4.35
	0.00%	0.00%	100.00%	0.00%	0.00%	
Net Balance Due						4.35

Vendor ID / Name CITY UTILITIES	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	2,595.31	-	-	-	-	2,595.31
	100.00%	0.00%	0.00%	0.00%	0.00%	
Net Balance Due						2,595.31

Vendor ID / Name CREDIT COUNSELORS	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	10.35	-	-	10.35	-	20.70
	50.00%	0.00%	0.00%	50.00%	0.00%	
Net Balance Due						20.70

Vendor ID / Name CSC	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	-	419.05	-	-	419.05
	0.00%	0.00%	100.00%	0.00%	0.00%	
Net Balance Due						419.05

Vendor ID / Name DEACY & DEACY	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	-	4,192.86	-	-	4,192.86
	0.00%	0.00%	100.00%	0.00%	0.00%	

STEVENS FINANCIAL GROUP, INC.   Case # 01-03105-ECF-RTB
ACCOUNTS PAYABLE AGING REPORT
AS OF JUNE 30, 2001

Net Balance Due   4,192.86

Vendor ID / Name DEBT FREE	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	5.70	5.70	-	-	11.40
	0.00%	50.00%	50.00%	0.00%	0.00%	
Net Balance Due						11.40

Vendor ID / Name DEPT OF ASSESSMENTS MARYLAND	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	100.00	-	-	-	100.00
	0.00%	100.00%	0.00%	0.00%	0.00%	
Net Balance Due						100.00

Vendor ID / Name DEPT OF STATE FLORIDA	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	550.00	-	-	-	550.00
	0.00%	100.00%	0.00%	0.00%	0.00%	
Net Balance Due						550.00

Vendor ID / Name DUQUESNE LIGHT	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	21.21	20.43	24.12	-	-	65.76
	32.25%	31.07%	36.68%	0.00%	0.00%	
Net Balance Due						65.76

Vendor ID / Name GE CAPITAL	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	908.84	597.43	-	-	-	1,506.27
	60.34%	39.66%	0.00%	0.00%	0.00%	
Net Balance Due						1,506.27

Vendor ID / Name GENUS CREDIT MGMT	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	-	18.75	-	-	18.75
	0.00%	0.00%	100.00%	0.00%	0.00%	
Net Balance Due						18.75

Vendor ID / Name HARNDEN & HAMILTON	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	-	775.00	-	-	775.00
	0.00%	0.00%	100.00%	0.00%	0.00%	
Net Balance Due						775.00

Vendor ID / Name KELLEY BLUE BOOK USED CAR	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	54.00	-	-	-	-	54.00
	100.00%	0.00%	0.00%	0.00%	0.00%	
Net Balance Due						54.00

Vendor ID / Name LEONARD FELKNER ALTFELD	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	-	7.00	-	-	7.00
	0.00%	0.00%	100.00%	0.00%	0.00%	
Net Balance Due						7.00

Vendor ID / Name MCA FINANCIAL GROUP, LTD	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
Vendor Total	-	-	7,857.48	-	-	7,857.48

STEVENS FINANCIAL GROUP, INC.   Case # 01-03105-ECF-RTB
ACCOUNTS PAYABLE AGING REPORT
AS OF JUNE 30, 2001

	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
	0.00%	0.00%	100.00%	0.00%	0.00%	
Net Balance Due						7,857.48
Vendor ID / Name	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
MISSISSIPPI SECR OF STATE						
Vendor Total	-	-	25.00	-	-	25.00
	0.00%	0.00%	100.00%	0.00%	0.00%	
Net Balance Due						25.00
Vendor ID / Name	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
MONEY MGMT INTL						
Vendor Total	22.86		22.67	26.73	-	72.26
	31.64%	0.00%	31.37%	36.99%	0.00%	
Net Balance Due						72.26
Vendor ID / Name	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
RENEE JENKINS						
Vendor Total	23,990.14	-	-	-	-	23,990.14
	100.00%	0.00%	0.00%	0.00%	0.00%	
Net Balance Due						23,990.14
Vendor ID / Name	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
RICK TEMPLE						
Vendor Total	1.88	-	-	-	-	1.88
	100.00%	0.00%	0.00%	0.00%	0.00%	
Net Balance Due						1.88
Vendor ID / Name	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
STATE OF LOUISIANA						
Vendor Total	-	125.00	-	-	-	125.00
	0.00%	100.00%	0.00%	0.00%	0.00%	
Net Balance Due						125.00
Vendor ID / Name	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
STATE OF MICHIGAN						
Vendor Total	-	15.00	-	-	-	15.00
	0.00%	100.00%	0.00%	0.00%	0.00%	
Net Balance Due						15.00
Vendor ID / Name	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
STOLAR PARTNERSHIP						
Vendor Total	66,842.21	-	-	-	-	66,842.21
	100.00%	0.00%	0.00%	0.00%	0.00%	
Net Balance Due						66,842.21
Vendor ID / Name	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance
WEST GROUP						
Vendor Total	1,507.68	-	-	-	-	1,507.68
	100.00%	0.00%	0.00%	0.00%	0.00%	
Net Balance Due						1,507.68
Report Total	96,633.55	3,471.20	13,374.48	53.07	-	113,532.30
	85.12%	3.06%	11.78%	0.05%	0.00%	

Additional miscellaneous postings after month end for March charges   -

Less Open Credits   -

Net Balance Due   113,532.30 *

STEVENS FINANCIAL GROUP, INC.   Case # 01-03105-ECF-RTB
ACCOUNTS PAYABLE AGING REPORT
AS OF JUNE 30, 2001

    * Includes professional fees of   -

STEVENS FINANCIAL GROUP, INC.   Case # 01-03105-ECF-RTB
Accrued Expenses
AS OF JUNE 30, 2001

	Current	1 - 30	31 - 60	61 to 90	Over 90	Balance	Total
Deacy &Deacy	10,000.00						
Stolar Partnership - Banking matter	5,000.00						
Stolar Partnership - ABS matter	14,000.00	14,000.00					
Osborn Maledon	70,000.00	76,000.00					
Polaster & Moon	33,000.00	33,000.00					
MCA		150,000.00					
Quarles & Brady		100,000.00	100,000.00				
Biltmore Associates	36,843.48	21,258.00					
US Trustee Fee	3,750.00						
Accrued Real Estate escrow amounts	1,849.85						
Accrued Use Tax	767.99						
Total	175,211.32	394,258.00	100,000.00	0.00	0.00	0.00	669,469.32

STEVENS FINANCIAL GROUP, INC.
JUNE 2001
CASE STATUS

CASE NUMBER: 01-03105-ECF-RTB

CURRENT NUMBER OF EMPLOYEES: _____28_____

QUESTIONNAIRE

BUSINESS ENTITY	YES	NO
HAVE ANY FUNDS BEEN DISBURSED FROM ANY ACCOUNT OTHER THAN A DEBTOR IN POSSESSION ACCOUNT?	X	
ARE ANY POSTPETITION RECEIVABLES (ACCOUNTS, NOTES, OR LOANS) DUE FROM RELATED PARTIES?		X
ARE ANY WAGE PAYMENTS PAST DUE?		X
ARE ANY U.S. TRUSTEE QUARTERLY FEES DELINQUENT?		X

IF THE ANSWER TO ANY OF THE ABOVE QUESTIONS IS "YES," PROVIDE A DETAILED
EXPLANATION OF EACH ITEM. ATTACH ADDITIONAL SHEETS IF NECESSARY.
   RECEIVED COURT APPROVAL TO CONTINUE USE OF PRE-PETITION BANK ACCOUNTS PENDING THE SETUP OF NEW ACCOUNTS.

WHAT STEPS HAVE BEEN TAKEN TO REMEDY ANY OF THE PROBLEMS THAT BROUGHT ABOUT THE CHAPTER 11 FILING?
   IN PROCESS

LIST ANY MATTERS THAT ARE DELAYING THE FILING OF A PLAN OF REORGANIZATION.
   NONE

INSURANCE

CARRIER	POLICY TYPE	POLICY #	TERM	NEXT DUE	PREV PREM	
BlueChoice	Health	00HS0189-0000	6/00-6/01	8/1/2001	$18,207	Monthly
Alliance BlueCross	Health	311334-000-8	6/00-6/01	8/1/2001	$711	Monthly
The Guardian	Dental	00 338834	3/01-3/02	8/1/2001	$1,550	Monthly
State Farm Insurance	Auto	W21-8314-B17-25	2/17-8/17	8/17/2001	$494	Semi-Annual
State Farm Insurance	Workers Comp	95-M1-2334-5F	4/15-4/15	4/15/2002	$3,883	Annual
State Farm Insurance	Auto	T72-5969-E02-42A	5/2-11/2	11/2/2001	$385	Semi-Annual
State Farm Insurance	Commercial Liability Umbrella	95-EA-9575-5F	5/30-5/30	5/30/2002	$1,232	Annual
State Farm Insurance	Business Office	95-EA-8846-9F	5/30-5/30	5/30/2002	$6,162	Annual

STEVENS FINANCIAL GROUP, INC.
Petty Cash Disbursement Analysis
Case Number: 01-03105-ECF-RTB

CASH DISBURSEMENTS

Date	Payee	Purpose	Amount	Transfers
5/15/2001	State Farm Ins.	Bond - Sherrie Duncan	50.00	
6/8/2001	MO Secretary of State	Notary Fee - Sherrie Duncan	25.00	
6/14/2001	Staples	File Boxes	39.30	
6/20/2001	SECO	Boiler Maintenance	150.00	
6/4/2001	Goodcents	Lunch	5.00	
6/25/2001	Papa Johns	Lunch	87.73	
6/26/2001	Steak Out	Lunch	6.70	
6/26/2001	Steak Out	Lunch	45.37	
6/13/2001	Big Fat Burritos	Lunch	13.00	
6/12/2001	Steak Out	Lunch	30.00	
6/12/2001	Coke	Beverages	43.98	
5/29/2001	Coke	Beverages	87.95	
5/16/2001	Git-n-Go	Miscellaneous Auto	12.75	
6/20/2001	Albertsons Express	Miscellaneous Auto	12.00	
6/28/2001	Jiffy Lube	Miscellaneous Auto	56.65	
6/26/2001	Wal-Mart	Reorg Costs- Investors	9.56	
6/25/2001	Wal-Mart	Supplies - Operating	18.97	
6/26/2001	Staples	Reorg Costs- Investors	33.05	
6/25/2001	G & M Office	Reorg Costs- Investors	88.98	
5/23/2001	Staples	Supplies - Operating	127.68	
6/4/2001	Wal-Mart	Supplies - Operating	59.84	
5/18/2001	Harper Lock & Key	Maintenance	39.83	
5/17/2001	Wal-Mart	Supplies - Operating	64.21	
5/16/2001	The Office Place	Supplies - Operating	13.58	
6/6/2001	Wal-Mart	Supplies - Operating	15.33	
6/19/2001	Staples	Supplies - Operating	53.19	
6/20/2001	Wal-Mart	Supplies - Operating	36.44	
6/8/2001	Sams Club	Supplies - Operating	162.97	
6/30/2001	Postage	Postage	(7.15)	
6/6/2001	Postage	Postage	(1.72)	
6/14/2001	Airborne	Postage	24.32	
6/14/2001	Airborne	Postage	24.32	
6/4/2001	Airborne	Postage	24.32	
5/30/2001	Airborne	Postage	24.32	
6/5/2001	Airborne	Postage	24.32	
6/19/2001	Airborne	Postage	24.32	
6/28/2001	Fed Ex	Postage	19.12	
6/6/2001	Airborne	Postage	24.32	
6/27/2001	Fed Ex	Postage	23.54	
6/7/2001	Fed Ex	Postage	15.48	
5/15/2001	Fed Ex	Postage	20.16	
5/18/2001	Fed Ex	Postage	47.98	
5/23/2001	Fed Ex	Postage	23.54	
6/4/2001	Fed Ex	Postage	18.08	
6/5/2001	Airborne	Postage	24.32	
5/15/2001	Airborne	Postage	24.32	
	Total Cash Disbursements		1,766.97	-

BANK DISBURSEMENTS

Total Bank Disbursements (see attached Schedules)   224,741.50

Total Disbursements for May 2001   226,508.47

Stevens Financial Group, Inc.
Disbursements by Account
June 2001
Case Number: 01-03105-ECF-RTB
Account 3755504395

Date	Num	Name	Purpose	Amount	Transfer
06/29/2001		Bank Fees	Service Charge	390.66	
				390.66	0.00
TOTAL				**390.66**	**0.00**

Stevens Financial Group, Inc.
Disbursements by Account
June 2001
Case Number: 01-03105-ECF-RTB
Account 0040030108

Date	Num	Name	Purpose	Amount	Transfer
06/01/2001	1093	ACORDIA	BOND FOR TRUSTEE	-2,689.00	
06/04/2001	1094	JERRY FENSTERMAKER	REIMBURSE FOR EXPENSES	-311.54	
06/04/2001	1095	THE VALUATION GROUP, INC.	RETAINER FOR APPRAISAL	-1,750.00	
06/04/2001		Transfer Money			-5,000.00
06/05/2001	1096	ROBERTS & ASSOCIATES, INC.	APPRAISAL	-1,450.00	
06/05/2001	1097	USPS	POSTAGE	-2,000.00	
06/13/2001	1098	JERRY FENSTERMAKER	REIMBURSE FOR EXPENSES	-126.48	
06/13/2001	1099	PATRICK ROBARGE	CONSULTING 6/1-6/15	-4,785.60	
06/13/2001	1100	CLARENCE STEVENS	CONSULTING 6/1-6/15	-8,029.75	
06/14/2001	1101	OZARK MOUNTAIN LAWN CARE	LAWN CARE	-1,200.00	
06/14/2001	1102	HOGAN LAND TITLE	FILE NO 0106190	-150.00	
06/15/2001		Transfer Money			-33,670.57
06/19/2001	1103	MIDWEST FIBRE SALES CORPORATION	APRIL - JUNE 2001	-45.00	
06/19/2001	1104	WCA WASTE SYSTEMS, INC.	TRASH SERVICE	-121.83	
06/19/2001	1105	THYSSENKRUPP ELEVATOR	ELEVATOR	-129.50	
06/19/2001	1106	SPRINGFIELD UNDERGROUND, INC.	RENT	-1,320.00	
06/19/2001	1107	SOUTHWESTERN BELL	TELEPHONE	-3,057.87	
06/19/2001	1109	PITNEY BOWES	REPAIRS	-14.50	
06/19/2001	1110	MISSOURI DEPT OF PUBLIC SAFETY	REPAIRS	-90.00	
06/19/2001	1111	INTERSTATE RECOVERY & TOWING INC.	REPO FEE	-75.00	
06/19/2001	1112	JIM HARRISON	REIMBURSE FOR EXPENSES	-228.57	
06/19/2001	1113	EL LAGO MHC	RENT	-255.00	
06/19/2001	1114	COUNTRY HOMES VILLAGE COMMUNITY L	RENT	-825.00	
06/19/2001	1115	CITY UTILITIES	UTILITIES	-4,185.31	
06/19/2001	1116	ATLAS SECURITY SERVICE, INC.	SECURITY	-42.00	
06/19/2001	1117	ALLIANCE BLUE CROSS BLUE SHIELD	BENEFITS	-772.19	
06/19/2001	1118	AMBER VILLAGE MANUFACTURED HOME C	RENT	-210.00	
06/19/2001	1119	AT&T WIRELESS SERVICES	TELEPHONE	-371.11	
06/19/2001	1120	OZARKS COCA-COLA/DR PEPPER BOTTLIN	BEVERAGES	-233.91	
06/19/2001	1121	HARPER LOCK & KEY SERVICE	REPAIRS	-2.81	
06/19/2001	1122	PBCC	EQUIPMENT RENT	-211.63	
06/19/2001	1123	JUDITH M. VAN ROSSUM	CONSULTING	-5,926.05	
06/19/2001	1124	BILTMORE ASSOCIATES	TRUSTEE EXPENSES	-14,541.09	
06/19/2001	1125	STATE FARM INSURANCE COMPANIES	INSURANCE	-484.08	
06/19/2001	1126	TROY ABATE	REFUND OVERPAYMENT	-8.43	
06/19/2001	1127	MARTIN AVALOS	REFUND OVERPAYMENT	-26.67	
06/19/2001	1128	TREMAYNE BUCKNER	REFUND OVERPAYMENT	-10.58	
06/19/2001	1129	KIM CANNON	REFUND OVERPAYMENT	-1.28	
06/19/2001	1130	ALEIANDRO COSBY	REFUND OVERPAYMENT	-0.84	
06/19/2001	1131	GERALD WRIGHT	REFUND OVERPAYMENT	-9.19	
06/19/2001	1132	ABELINA SOSA	REFUND OVERPAYMENT	-35.57	
06/19/2001	1133	FRANCISCO RODRIQUEZ	REFUND OVERPAYMENT	-17.64	
06/19/2001	1134	JOHN RILEY	REFUND OVERPAYEMNT	-3.42	
06/19/2001	1135	MARVIN KINSER	REFUND OVERPAYMENT	-9.92	
06/19/2001	1136	FRANKIE HIGGINS	REFUND OVERPAYMENT	-123.61	
06/19/2001	1137	STEPHANIE GABINET	REFUND OVERPAYMENT	-1.01	
06/19/2001	1138	DAVID GUTIERREZ	REFUND OVERPAYMENT	-14.21	
06/19/2001			Funds Transfer		-13,374.76

Stevens Financial Group, Inc.
Disbursements by Account
June 2001
Case Number: 01-03105-ECF-RTB
Account 0040030108

Date	Num	Name	Purpose	Amount	Transfer
06/21/2001	1139	JERRY FENSTERMAKER	REIMBURSE FOR EXPENSES	-295.33	
06/21/2001	1140	HOLIDAY INN UNIVERSITY PLAZA	INVESTOR RELATIONS	-3,577.56	
06/21/2001	1141	PREMIER VIDEO PRODUCTIONS	INVESTOR RELATIONS	-1,392.58	
06/21/2001	TXFR	PAYROLL			-4,016.62
06/26/2001	1142	BURNS INTERNATIONAL SECURITY SERVI(	INVESTOR RELATIONS	-180.00	
06/26/2001	1143	BILTMORE ASSOCIATES	TRUSTEE EXPENSES	-6,471.71	
06/26/2001	1144	CLARENCE STEVENS	CONSULTING 6/1-6/15	-8,029.75	
06/26/2001	1145	PATRICK ROBARGE	CONSULTING 6/1-6/15	-4,785.60	
06/26/2001	1146	REYNOLDS, RIDINGS, VOGT & MORGAN	COLLECTIONS FEES	-232.50	
06/26/2001	1147	FIRST DATA SOLUTIONS	CREDIT SERVICE	-68.61	
06/26/2001	1148	SPRINT	TELEPHONE	-2,271.94	
06/26/2001	1149	SPRINT	TELEPHONE	-7.64	
06/26/2001	1150	THYSSENKRUPP ELEVATOR	ELEVATOR SAFETY TEST	-389.00	
06/26/2001	1151	CDW COMPUTER CENTERS, INC.	COMPUTER SUPPLIES	-212.73	
06/26/2001	1152	MISSOURI DEPT OF REVENUE	REPO TITLES	-60.00	
06/26/2001	1153	THE GUARDIAN	BENEFITS	-102.25	
06/26/2001	1154	BLUE CHOICE	BENEFITS	-18,214.51	
06/26/2001	1155	HOLIDAY INN UNIVERSITY PLAZA	INVESTOR RELATIONS	-242.77	
06/26/2001	1156	THE VALUATION GROUP, INC.	APPRAISAL	-1,750.00	
06/26/2001	1157	OZARKS COCA-COLA/DR PEPPER BOTTLIN	BEVERAGES	-219.88	
06/26/2001			BANK FEES	-49.00	
06/28/2001	1158	JERRY FENSTERMAKER	REIMBURSE FOR EXPENSES	-706.54	
06/28/2001	1159	JUDITH M. VAN ROSSUM	CONSULTING	-9,924.98	
06/28/2001	1160	ROBERTS & ASSOCIATES, INC.	APPRAISAL	-1,450.00	
06/28/2001	1161	INTERLAND, INC.	DUES & SUBSCRIPTIONS	-60.00	
06/28/2001	1162	OZARK MOUNTAIN LAWN CARE	LAWN CARE	-233.00	
06/29/2001	Transfr	PAYROLL			-38,314.90
06/30/2001	1163	OZARK MOUNTAIN LAWN CARE	LANDSCAPING & LAWN CARE	-1,240.00	
06/30/2001	1164	JERRY FENSTERMAKER	REIMBURSE FOR EXPENSES	-810.38	
06/30/2001		PETTY CASH	TRANSFER		-1,766.97
06/30/2001		VOIDED CREDIT BUREAU SERVICE	CREDIT SERVICE	35.98	
				-118,839.47	-96,143.82

Stevens Financial Group, Inc.
Disbursements by Account
June 2001
Case Number: 01-03105-ECF-RTB
Account 1108160482

Date	Num	Name	Purpose	Amount	Transfer
06/06/2001			Service Charge	-15.00	
Total Payroll Acct.				-15.00	0.00
TOTAL				**-15.00**	**0.00**

Stevens Financial Group, Inc.
Disbursements by Account
June 2001
Case Number: 01-03105-ECF-RTB
Account 03755504405

Date	Num	Name	Purpose	Amount	Transfer
06/29/2001			Service Charge	-28.00	
Total Payroll Acct.				-28.00	0.00
TOTAL				**-28.00**	**0.00**

Stevens Financial Group, Inc.
Disbursements by Account
May 2001
CASE NUMBER 01-03105-ECF-RTB
ACCOUNT 0040030116

Date	Num	Name	Amount	Transfer
101100 · Cash (Grouping)				
Payroll Account- NBA				
06/01/2001		TRANSFER FROM DEALER		16,064.54
06/01/2001	42681184	Internal Revenue Service	-16,064.54	
06/04/2001	1070	Fenstermaker, Jerry L	-3,367.25	
06/04/2001		TRANSFER FROM DEALER		5,000.00
06/13/2001	1096	Fenstermaker, Jerry L	-2,606.44	
06/14/2001	1097	Missouri Department of Re	-3,424.00	
06/15/2001	1071	Barnett, Russell Dale	-2,057.18	
06/15/2001	1072	Boursheski, James L	-1,659.97	
06/15/2001	1073	Carlson, Arthur P	-509.05	
06/15/2001	1074	Chenoweth, Kenneth W.	-1,848.46	
06/15/2001	1075	Cole, Shirley A.	-617.63	
06/15/2001	1076	Duncan, Sherrie L.	-1,044.55	
06/15/2001	1077	Engle, Vickie L.	-710.66	
06/15/2001	1078	Gaines, Kimberlee D.	-714.96	
06/15/2001	1079	Grayson, Lola M	-759.93	
06/15/2001	1080	Harrison, James W.	-2,274.50	
06/15/2001	1081	Hall, Rinda A.	-303.41	
06/15/2001	1082	Hendricks, Cecily L.	-531.46	
06/15/2001	1083	Lofton, Anica R.	-663.77	
06/15/2001	1084	Martin, David T.	-2,292.13	
06/15/2001	1085	McCown, Sam A.	-482.25	
06/15/2001	1086	McLean, Julie D.	-810.94	
06/15/2001	1087	Newman, Stacy A.	-1,272.92	
06/15/2001	1088	Newman, W. Terry	-2,190.45	
06/15/2001	1089	Nimmo, Kimberly A.	-541.72	
06/15/2001	1090	Pederson, Lonnie D.	-1,858.70	
06/15/2001	1091	Schaefer, Richard B.	-1,451.70	
06/15/2001	1092	Shaver, Janice A.	-702.28	
06/15/2001	1093	Snee, Mindy J.	-626.71	
06/15/2001	1094	Taylor, Trent L.	-1,579.95	
06/15/2001	1095	Weddle, Heather L.	-811.20	
06/15/2001		TRANSFER FROM DEALER		33,670.57
06/19/2001	42681184	Internal Revenue Service	-13,374.76	
06/19/2001		TRANSFER FROM DEALER		13,374.76
06/21/2001	1098	Fenstermaker, Jerry L	-4,016.62	
06/21/2001		TRANSFER FROM DEALER		4,016.62
06/29/2001	1109	Barnett, Russell Dale	-2,057.19	
06/29/2001	1110	Boursheski, James L	-1,659.97	
06/29/2001	1111	Carlson, Arthur P	-346.06	
06/29/2001	1112	Chenoweth, Kenneth W.	-1,848.45	
06/29/2001	1113	Cole, Shirley A.	-642.28	
06/29/2001	1114	Duncan, Sherrie L.	-1,044.57	
06/29/2001	1115	Engle, Vickie L.	-707.11	

Stevens Financial Group, Inc.
Disbursements by Account
May 2001
CASE NUMBER 01-03105-ECF-RTB
ACCOUNT 0040030116

Date	Num	Name	Amount	Transfer
06/29/2001	1116	Gaines, Kimberlee D.	-714.96	
06/29/2001	1117	Gilbert, Norman R	-132.54	
06/29/2001	1118	Grayson, Lola M	-710.73	
06/29/2001	1119	Hall, Rinda A.	-765.45	
06/29/2001	1120	Harrison, James W.	-2,274.50	
06/29/2001	1121	Hendricks, Cecily L.	-568.12	
06/29/2001	1122	Lofton, Anica R.	-668.43	
06/29/2001	1123	Martin, David T.	-2,292.15	
06/29/2001	1124	McCown, Sam A.	-482.23	
06/29/2001	1125	McLean, Julie D.	-802.53	
06/29/2001	1126	Newman, Stacy A.	-1,272.90	
06/29/2001	1127	Newman, W. Terry	-2,190.44	
06/29/2001	1128	Nimmo, Kimberly A.	-533.55	
06/29/2001	1129	Pederson, Lonnie D.	-1,858.69	
06/29/2001	1130	Schaefer, Richard B.	-1,451.69	
06/29/2001	1131	Shaver, Janice A.	-766.43	
06/29/2001	1132	Snee, Mindy J.	-636.29	
06/29/2001	1133	Taylor, Trent L.	-1,579.95	
06/29/2001	1134	Weddle, Heather L.	-811.19	
06/29/2001	1135	Fenstermaker, Jerry L	-4,016.63	
06/29/2001	1136	Harrison, James W.	-1,463.25	
06/29/2001		TRANSFER FROM DEALER		38,314.90
TOTALS			**-105,468.37**	**110,441.39**